

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Joseph Reitmeier
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

>   **Re: Lennox International Inc.**
>   **Form 10-K For Fiscal Year Ended December 31, 2022**
>   **Response Dated September 28, 2023**
>   **File No. 001-15149**

Dear Joseph Reitmeier:

We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

Response Dated September 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note your response to prior comment 2. Please further address the following:

    - Your response acknowledges that "some customers may prefer products that meet certain emissions or other environmental standards." Tell us more about what you have experienced in this regard, including the extent to which you have been or expect to be affected by the emissions reduction targets of your primary customers.

- Explain how you determine whether the changes in demand and competition you have observed are related to climate change, as compared to the other factors noted in your response, and how you assess these changes, providing support for your materiality determination.

- Your response states that you "are working to develop products and brands that have a reduced impact on climate change." Clarify whether your development work is related to the changes in demand and competition you have observed, and tell us how you considered disclosing this as a climate-related business trend.

- Tell us more about the energy from alternative energy sources used in your operations and explain how this relates to the indirect consequences you considered. Provide support for your evaluation of materiality regarding increased demand for energy from alternative energy sources, including quantification of related costs for each of the periods covered by your Form 10-K and expected to be incurred in future periods.

- We note your proposed amended disclosure regarding reputational risks "due to our products consuming energy or using refrigerants and hydrofluocarbons." Tell us how you considered disclosing reputational risks related to your operations, in addition to your products.

2. We note your response to prior comment 3. Please tell us how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results, for instance in relation to the risks discussed in your Form 10-K under the caption "Our Ability to Meet Customer Demand may be Limited by Our Single-Location Production Facilities, Reliance on Certain Key Suppliers and Unanticipated Significant Shifts in Customer Demand."

3. We note your response to prior comment 3 regarding insurance. Please quantify for us the cost of insurance for each of the periods covered by your Form 10-K. Clarify how the upward trend in the costs of insurance noted in your response, including in relation to any weather-related impacts, has affected your expectations for insurance costs and availability. Explain whether and how your use of self-insurance is related to the cost and availability of insurance affected by extreme weather events.

 Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology